Jonathan R. Zimmerman Partner jon.zimmerman@FaegreBD.com Direct +1 612 766 8419	Faegre Baker Daniels LLP 2200 Wells Fargo Center ▼ 90 South Seventh Street Minneapolis ▼ Minnesota 55402-3901 Main +1 612 766 7000 Fax +1 612 766 1600

Via EDGAR

June 16, 2016

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	CoLucid Pharmaceuticals, Inc. (the “Company”)
Registration Statement on Form S-3
Filed June 6, 2016
File No. 333-211865

Dear Ms. Hayes:

On behalf of the Company, we are transmitting the following response of the Company to the comment of the Securities and Exchange Commission’s staff (the “Staff”) as set forth in the letter of Suzanne Hayes, dated June 13, 2016 (the “Comment Letter”), to the Registration Statement on Form S-3 (the “Registration Statement”) filed with the Securities and Exchange Commission on June 13, 2016. Simultaneously with the transmission of this response, the Company has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with the Securities and Exchange Commission.

The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type.

General

1.	We note that the aggregate market value of your voting and non-voting common equity held by non-affiliates during the 60 days prior to the date of filing of the registration statement does not appear to exceed $75 million, as required by General Instruction I.B.1 of Form S-3. If you believe that you are eligible to register securities on Form S-3 in reliance on General Instruction I.B.6, please comply with Instruction 7 to the General Instruction. Otherwise, please advise us as to how you determined that the aggregate market value of your voting and non-voting common equity held by non-affiliates is $75 million or more.

Suzanne Hayes

June 16, 2016

Company Response: In response to the Staff’s comment, Amendment No. 1 includes the following paragraph on the outside front cover of the prospectus:

“Our common stock is currently traded on The NASDAQ Global Market under the symbol ‘CLCD’ and the closing sale price for our common stock as reported by The NASDAQ Capital Market on June 6, 2016 was $7.74 per share. As of June 6, 2016, the aggregate market value of our outstanding common stock held by non-affiliates was approximately $66,584,395, based on 15,327,397 shares of outstanding common stock, of which 8,602,635 shares were held by non-affiliates, and a per share price of $7.74 based on the closing sale price of our common stock as of June 6, 2016. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities pursuant to this prospectus with a value of more than one-third of the aggregate market value of our common stock held by non-affiliates in any twelve-month period, so long as the aggregate market value of our common stock held by non-affiliates is less than $75,000,000. In the event that subsequent to the date of this prospectus, the aggregate market value of our outstanding common stock held by non-affiliates equals or exceeds $75,000,000, then the one-third limitation on sales shall not apply to additional sales made pursuant to this prospectus. We have not offered any securities pursuant to General Instruction I.B.6 of Form S-3 during the twelve calendar months prior to and including the date of this prospectus.”

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (612) 766-8419 if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review of this filing.

Sincerely,

/s/ Jonathan R. Zimmerman

Jonathan R. Zimmerman

cc:

U.S. Securities and Exchange Commission

Christina Thomas

Mary Beth Breslin

CoLucid Pharmaceuticals, Inc.

Thomas P. Mathers, Chief Executive Officer

Matthew D. Dallas, Chief Financial Officer